Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1999		2000		2001		2002		2003		Three months ended March 31, 2004
Interest expense on indebtedness	$9,209		$16,136		$14,422		$25,736		$59,667		$19,556
Other interest expense and amortization of deferred financing costs	631		1,336		1,339		2,155		3,895		1,374

Total Fixed Charges	$9,840		$17,472		$15,761		$27,891		$63,562		$20,930

Income before income taxes	$5,788		$10,537		$29,982		$47,995		$166,562		$37,510
Plus Fixed Charges	9,840		17,472		15,761		27,891		63,562		20,930

Earnings	$15,628		$28,009		$45,743		$75,886		$230,124		$58,440

Ratio of earnings to fixed charges (1)(2)	1.59	x	1.60	x	2.90	x	2.72	x	3.62	x	2.79	x

(1)	Accredited has authority to issue up to 5,000,000 shares of preferred stock. However, there are currently no shares outstanding and Accredited does not have any preferred stock dividend obligations. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2)	For purposes of this computation, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense per Accredited’s statements of operations, including interest expense on indebtedness, other interest expense and the amortization of deferred financing costs.